Via Facsimile and U.S. Mail
Mail Stop 6010

July 17, 2007

Ms. Merilee Raines
Corporate Vice President and Chief Financial Officer
IDEXX Laboratories, Inc.
One IDEXX Drive
Westbrook, Maine   04092

Re: **IDEXX Laboratories, Inc.**
        Form 10-K for Fiscal Year Ended December 31, 2006
        Filed on March 1, 2007
        Form 10-Q for Fiscal Quarter Ended March 31, 2007
        Filed on May 2, 2007
        File No. 000-19271

Dear Ms. Raines:

        We have completed our review of your Forms 10-K and 10-Q and have no further comments at this time.

                                        Sincerely,

                                        Joel Parker
                                        Accounting Branch Chief